October 26, 2006

Olin Corporation

6.75% Senior Notes Due 2016

Form S-4 Registration Statement

Dear Ladies and Gentlemen:

We have acted as counsel for Olin Corporation, a Virginia corporation (the “Company”), in connection with the filing by the Company with the Securities and Exchange Commission (the “Commission”) of a registration statement on Form S-4 (the “Registration Statement”) under the Securities Act of 1933 (the “Act”), relating to the issuance and exchange of up to $124,983,000 aggregate principal amount of the Company’s outstanding 6.75% Senior Notes due 2016 (the “Old Notes”) for a like principal amount of the Company’s 6.75% Senior Notes due 2016 (the “New Notes”). The New Notes are to be issued pursuant to the Indenture dated as of June 26, 2006 (the “Indenture”) between the Company and JPMorgan Chase Bank, N.A., as trustee (the “Trustee”), as supplemented by the First Supplemental Indenture, dated as of July 28, 2006, between the Company and the Trustee. Capitalized terms used but not defined herein shall have the meanings assigned thereto in the Indenture.

In that connection, we have examined originals, or copies certified or otherwise identified to our satisfaction, of such documents, corporate records and other instruments as we have deemed necessary or appropriate for purposes of this opinion, including the Indenture.

Based on the foregoing, we are of the opinion as follows:

1. Assuming the due authorization, execution and delivery thereof by each party thereto, the Indenture constitutes a legal, valid and binding obligation of the Company enforceable against the Company, in accordance with its terms (subject to applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and other similar laws affecting creditors’ rights generally from time to time in effect and to general principles of equity, including, without limitation, concepts of materiality, reasonableness, good faith and fair dealing, regardless of whether considered in a proceeding in equity or at law).

2. Assuming that the New Notes have been duly authorized, when executed and authenticated in accordance with the provisions of the Indenture and delivered in exchange for the Old Notes, the New Notes will constitute legal, valid and binding obligations of the Company entitled to the benefits of the Indenture and enforceable against the Company in accordance with their terms (subject to applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and other similar laws affecting creditors’ rights generally from time to time in effect and to general principles of equity, including, without limitation, concepts of materiality, reasonableness, good faith and fair dealing, regardless of whether considered in a proceeding in equity or at law). In expressing the opinion set forth in this paragraph 2, we have (i) assumed, with your consent, that the form of the New Notes will conform to that included in the Indenture and (ii) assumed that the Indenture was duly authorized, executed and delivered by the Company and that the New Notes have been duly authorized by the Company, in each case in reliance upon the opinion of Hunton & Williams LLP dated as of the date hereof.

We hereby consent to the filing of this opinion with the Commission as an exhibit to the Registration Statement. We also consent to the reference to our firm under the caption “Legal Matters” in the Registration Statement. In giving this consent, we do not thereby admit that we are included in the category of persons whose consent is required under Section 7 of the Act or the rules and regulation of the Commission.

We are admitted to practice in the State of New York and we express no opinion as to matters governed by any laws other than the laws of the State of New York and the Federal laws of the United States of America. In particular, we do not purport to pass on any matter governed by the laws of Virginia.

Very truly yours,

/s/ Cravath, Swaine & Moore LLP

Olin Corporation

190 Carandelet Plaza, Suite 1530

Clayton, Missouri 63105-3463

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